2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.1

FOR IMMEDIATE RELEASE

UK North Sea: Total Makes Gas Discovery
and Awarded Three Adjacent Licences

Paris, September 16, 2004 — Total announces a positive appraisal of the Laggan gas field on the Atlantic Margin in the UK North Sea and the award, as part of the 22nd round of applications, of three frontier licences adjacent to Laggan.

On Laggan, two appraisal wells were drilled in water depths of 600 meters some 120 kilometers west of the Shetland Islands. The well 2006/4AZ was tested at 37.8 million cubic feet of gas per day. Information gathered is presently being analyzed and will be integrated into the necessary studies for the final decision for the development of Laggan.

Total is the operator of Laggan with a 50% stake in partnership with Dong Norge A/S, ENI UKCS Ltd. and Texaco Britain Ltd.

In addition, UK authorities have just attributed to Total, within the framework of the 22nd round of licensing, a group of permits comprised of Blocks 214/23, 24, 28, 29, 205/5 and 214/25, all located in the immediate proximity of the Laggan field.

These successes illustrate Total’s engagement to continuing exploration of the UK continental shelf.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com